

April 3, 2013

<u>Via E-mail</u>
John M. Dionisio
Chief Executive Officer
AECOM Technology Corporation
555 South Flower Street, Suite 3700
Los Angeles, California 90071

      RE: **AECOM Technology Corporation**
             Form 10-K for the Fiscal Year Ended September 30, 2012
             Filed November 19, 2012
             File No. 000-52423

Dear Mr. Dionisio:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Terence O'Brien

                                 Terence O'Brien
                                 Accounting Branch Chief